EXHIBIT 21.1

AXS-ONE INC.
List of Subsidiaries

(as of March 17, 2006)

Computron Holdings, Inc. (incorporated in the State of Delaware)

AXS-One Pty Ltd. (incorporated in Australia)

AXS-One (Proprietary) Limited (incorporated in South Africa)

Hospitality Warehouse (Proprietary) Ltd (incorporated in South Africa)

AXS-One Pte Ltd (incorporated in Singapore)

AXS-One Limited (incorporated in The United Kingdom and Northern Ireland)